Exhibit 99.1

Hi everyone,

My name is Grace Harlow and I am an appraiser on the Masterworks acquisitions team.

We are pleased to offer another work from the Japanese artist, Yayoi Kusama. In 2021, Kusama was ranked tenth among all artists with a total auction turnover of nearly $180 million, making her the most successful female artist in the world, in terms of annual auction turnover.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 300 examples of Kusama’s work from around the world, some of which are priced in excess of $5 million.

Our latest offering is a 1996 painting by Yayoi Kusama titled “xRxexdx xPxuxmxpxkxixnx.” The work is a red, small-scale example of the artist’s iconic and commercially successful “xPxuxmxpxkxixnx” series. Kusama’s “xPxuxmxpxkxixnx” paintings represent one of the artist’s most recognizable bodies of work.

As of August 2022, the records for pumpkin paintings are led by large-scale works including, “xPxuxmxpxkxixnx (LPASG)” (2013), which sold for the equivalent of $8 million on December 1, 2021 at Christie’s in Hong Kong, “xPxuxmxpxkxixnx (TWPOT)” (2010), which sold for the equivalent of $7 million in April 2019 at Sotheby’s in Hong Kong and “ xPxuxmxpxkxixnx” (1990), which sold for the equivalent of $6.3 million on June 2, 2019 at Ravenel International Art Group in Taipei.

Pumpkin paintings of similar scale to our Offering have performed well at auction in recent years. In March 2022, “xPxuxmxpxkxixnx (TOWSSO)” (2006) set the auction sale record for xPxuxmxpxkxixnx examples smaller than 12 by 12 inches, when it sold for $1.1 million at Christie’s in London. The average price realized for xPxuxmxpxkxixnxs by Kusama, which are smaller than 12 inches by 12 inches, increased from just under $275,000 in 2020 to over $650,000 in 2022 – a 136% increase.

Between May 1998 and May 2022, auction sales of similar works to our Offering have increased at an estimated annualized appreciation rate of 23.3%.